VIA EDGAR AND FACSIMILE

April 26, 2007

Mr. Jeffrey Riedler

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Mail Stop 0610

Washington, D.C. 20549

Re:	CareGuide, Inc.

File No. 0-22319

Dear Mr. Riedler:

On behalf of CareGuide, Inc. (“CareGuide” or the “Company”), this letter is being transmitted in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated April 24, 2007 with respect to the Company’s preliminary proxy statement filed on April 20, 2007. For the Staff’s convenience, the Staff’s comments have been incorporated into this response letter.

Proposal 3: Approval of Increase in Number of Authorized Shares of Common Stock

Since the convertible notes and the earn-out provision already exist, please expand the discussion to address the consequences of a failure to approve an increase in the number of authorized shares of common stock.

In response to the Staff’s comment, the Company advises the Staff that in its definitive proxy statement, the Company intends to make the following changes:

1.	On page 14, under Proposal 2, Approval of 2007 Equity Incentive Plan, the Company will add the following language at the end of the third paragraph:

“In the event that Proposal 3 described in this proxy statement requesting approval of an increase in the number of authorized shares of our common stock under our Certificate of Incorporation should fail to gain the vote of a majority of the outstanding shares of the Company’s common stock in favor of such proposal, this Proposal 2 will be withdrawn, and the Incentive Plan will not go into effect until such time as a sufficient number of authorized shares of our common stock are available under our Certificate of Incorporation. At that time, we would once again seek stockholder approval of the Incentive Plan.”

2.	Proposal 3, beginning on page 23, will be amended and restated in its entirety to read as follows, with additions underlined and other changes indicated:

“The Board of Directors is requesting stockholder approval of an amendment to the Company’s Certificate of Incorporation to increase the Company’s authorized number of shares of common stock from 80,000,000 shares to 100,000,000 shares.

The additional common stock to be authorized by adoption of the amendment would have rights identical to the currently outstanding common stock of the Company. Adoption of the proposed amendment and issuance of the common stock would not affect the rights of the holders of currently outstanding common stock of the Company, except for effects incidental to increasing the number of shares of the Company’s common stock outstanding, such as dilution of the earnings per share and voting rights of current holders of common stock. If the amendment is adopted, it will become effective upon filing of a Certificate of Amendment of the Company’s Certificate of Incorporation with the Secretary of State of the State of Delaware.

In addition to the 67,538,976 shares of common stock outstanding on December 31, 2006, the Board has reserved approximately ~~7,300,000~~ 1,700,000 shares for issuance upon exercise of options and rights granted under the Company’s stock option plans, and up to approximately 1,200,000 shares of common stock which may be issued upon exercise of warrants currently held by directors and executive officers of the Company and certain service providers. In addition, if Proposal 2 described in this proxy statement relating to our 2007 Equity Incentive Plan is approved, we will have reserved an additional 7,000,000 shares for issuance under the Incentive Plan.

In addition, in December 2006, the Company acquired Haelan Corporation and issued promissory notes to the former securityholders of that company in the aggregate principal amount of $6.5 million, which notes are convertible by their terms into shares of the Company’s common stock (the “Convertible Notes”), based on the average closing price of the common stock on the OTC Bulletin Board, or any exchange on which the ~~Registrant’s~~ Company’s common stock is then traded, for the 20 consecutive trading days ending on the date prior to conversion (the “Average Trading Price”). The Convertible Notes carry an interest rate of 5% per year, compounding annually, and mature on December 8, 2009 (which may be accelerated in the event of a sale transaction). Subject to the terms of the Convertible Notes, the conversion price may be as low as $1.00 per share and as high as $1.50 per share. Assuming that the Convertible Notes are held until maturity and are ~~converted~~ convertible at $1.00 per share, the Company estimates that it ~~will~~ would need to issue approximately 7.5 million shares of Common Stock to satisfy its obligations under the Convertible Notes. Under its current Certificate of Incorporation, the Company has a sufficient number of shares authorized in order to issue the maximum number of shares issuable upon conversion of the Convertible Notes. In the event that this Proposal 3 should fail to gain a majority of votes in favor of such proposal, the Company would be required to limit additional issuances of shares beyond the conversion of the Convertible Notes. As described further under Proposal 2 above, the Company’s proposal to reserve 7,000,000 shares of its common stock for issuance under the Incentive Plan would be withdrawn, as sufficient shares would not be available for both the conversion of the Convertible Notes as described in this paragraph and the issuance of 7,000,000 shares under the Incentive Plan. Furthermore, under the terms of the Convertible Notes, they may be repaid in cash. To the extent that sufficient shares of common stock are not then available under the Certificate of Incorporation for conversion of the Convertible Notes in full, the Company could also elect to repay all or a portion of the Convertible Notes in cash rather than by the issuance of shares.

In the event that the Average Trading Price upon conversion of the Convertible Notes is at least $1.50 per share, the Convertible Notes are automatically convertible into shares of the Company’s common stock at a conversion price of $1.50 per share. In this event, the Company would be required to issue approximately 5.0 million shares of common stock to satisfy its obligations. Under its current Certificate of Incorporation, the Company has a sufficient number of shares authorized in order to satisfy its obligations under this scenario. In the event that this Proposal 3 should fail to gain a majority of votes in favor of such proposal, the Company would be required to limit additional issuances of shares beyond the conversion of the Convertible Notes. As described further under Proposal 2 above, the Company’s proposal to reserve 7,000,000 shares of its common stock for issuance under the Incentive Plan would be withdrawn, as sufficient shares would not be available for the conversion of the Convertible Notes as described in this paragraph as well as for the issuance of 7,000,000 shares under the Incentive Plan.

The merger agreement with the Haelan securityholders also contains an “earn-out” provision under which the Company may be required to pay additional consideration, up to $3,000,000, in the event that Haelan’s revenues during the year ending December 31, 2007 exceed specified amounts. The “earn-out” consideration is payable by the Company in cash, although the Company may elect to pay up to two-thirds of any amounts due under this provision by the issuance of shares of common stock, with such shares being valued by reference to the average closing price of the Company’s common stock for the 20 consecutive trading days ending on the last trading day before December 31, 2007. Therefore, the Company may desire to issue up to $2,000,000 worth of Common Stock pursuant to the merger agreement to satisfy this potential obligation. While the exact number of shares to be issued cannot be determined at this time, based on the closing price of the Company’s Common Stock as reported on the Over-the-Counter Bulletin Board on April 16, 2007 of $0.39 per share, the Company could ~~be required to~~ issue up to an additional 5.1 million shares as “earn-out” consideration. In the event that this Proposal 3 should fail to gain a majority of votes in favor of such proposal, the existing authorized shares may only provide a portion of the potential Common Stock permitted to be issued to satisfy the earn-out. To the extent that sufficient shares of Common Stock are not then available under the Certificate of Incorporation to satisfy the earn-out in full, the Company would be forced to pay at least the remaining unavailable portion of any such earn-out in cash.”

*       **

In addition to the responses above, the Company acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

As discussed with Mr. John L. Krug, Senior Counsel, it is the Company’s understanding that the Company may address the above in the filing of its definitive proxy statement with the Commission, and that no amendments of any past filings will be required by the Staff in connection with this response. Please contact the undersigned at (954) 796-3792 with any questions regarding the above.

Sincerely,

CAREGUIDE, INC.

By	/s/Glen A. Spence

Glen A. Spence

Executive Vice President and Chief Financial Officer

cc:	Chris E. Paterson (CareGuide, Inc.)

Darren K. DeStefano (Cooley Godward Kronish LLP)

Aaron J. Velli (Cooley Godward Kronish LLP)

Jeffery C. Baker (McGladrey & Pullen, LLP)

Randy L. Houck (McGladrey & Pullen, LLP)

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